UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

  X      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2015

OR

           TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from       to

Commission file number 000-06217

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
INTEL 401(k) SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

INTEL CORPORATION
2200 MISSION COLLEGE BOULEVARD
SANTA CLARA, CALIFORNIA, 95054-1549

Intel 401(k) Savings Plan
Financial Statements and
Supplemental Schedule
As of December 31, 2015 and 2014, and
for the Year Ended December 31, 2015

Report of Independent Registered Public Accounting Firm

The Retirement Plans Administrative Committee
Intel 401(k) Savings Plan
We have audited the accompanying statements of net assets available for benefits of Intel 401(k) Savings Plan as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Intel 401(k) Savings Plan at December 31, 2015 and 2014, and the changes in its net assets available for benefits for the year ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2015, has been subjected to audit procedures performed in conjunction with the audit of Intel 401(k) Savings Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.
                                     /s/ Ernst & Young LLP
San Jose, California
June 24, 2016

Intel 401(k) Savings Plan
Statements of Net Assets Available for Benefits

	December 31
	2015	2014
Assets
Value of interest in master trust investment accounts	$4,472,217,540	$4,426,521,867
Investments	3,714,539,181	3,312,202,317

Receivables:
Notes from participants	91,426,123	86,909,600
Employee contributions	12,147,264	9,446,320
Employer discretionary contributions	260,689,000	51,706,000
Interest and dividends	155,319	519,299
Due from brokers for securities sold	1,165,484	734,260
Total receivables	365,583,190	149,315,479
Total assets	8,552,339,911	7,888,039,663

Liabilities
Due to brokers for securities purchased and other accrued expenses	6,257,408	7,356,087
Total liabilities	6,257,408	7,356,087
Net assets available for benefits	$8,546,082,503	$7,880,683,576
See accompanying notes.

Intel 401(k) Savings Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2015

Additions to (deductions from) net assets attributed to:
Employee contributions	$657,144,916
Employer discretionary contributions	260,784,832
Net investment loss from participation in master trust investment accounts	(84,385,883)
Net realized and unrealized depreciation in fair value of investments	(108,530,818)
Interest and dividend income	82,586,561
Benefits paid to participants and participant withdrawals	(479,648,146)
Administrative fees	(247,823)
Net increase	327,703,639
Transfer in from the McAfee Tax Deferred Savings Plan	339,424,163
Transfer out to other plan	(1,728,875)
Net assets available for benefits:
Beginning of year	7,880,683,576
End of year	$8,546,082,503
See accompanying notes.

Intel 401(k) Savings Plan
Notes to Financial Statements
December 31, 2015

1. Description of the Plan
The following description of the Intel 401(k) Savings Plan (the Plan) provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan’s provisions. The plan document contains the definitive legal provisions governing the Plan.
General
The Plan is a defined contribution plan covering all eligible United States (U.S.) employees of Intel Corporation (the Company or Plan sponsor). Eligible employees may participate in the Plan at any time on or after their date of hire. All employees who become eligible to participate are automatically enrolled in the Plan unless they choose a different deferral rate or make an affirmative election not to participate. Employees hired on or after January 1, 2011 but prior to January 1, 2013 shall be deemed to have elected pre-tax deferrals in an amount equal to 3% of compensation with this amount increasing by 1% each April 1 of each successive plan year to a maximum of 10% of compensation, as defined. Employees hired on or after January 1, 2013 shall be deemed to have elected pre-tax deferrals in an amount equal to 6% of compensation with this amount increasing by 2% each April 1 of each successive plan year to a maximum of 16% of compensation, as defined. Deferrals for participants who are automatically enrolled are deposited in the appropriate Target Date Fund, which invests in varying percentages of master trust investment accounts based on the participants' ages. Employee deferrals are subject to the limitations as set forth in the plan document.
As of January 1, 2011 (the effective date), the Company closed the Intel Minimum Pension Plan (the Intel Pension Plan) and the Intel Retirement Contribution Plan (the Intel Contribution Plan) to employees hired on or after the effective date. Employees hired on or after the effective date will receive an annual contribution, the Discretionary Intel Contribution, in their 401(k) Savings Plan Discretionary Intel Contribution Account.
The Company received a favorable private letter ruling for the Intel Pension Plan from the Internal Revenue Service (IRS) in October 2014. As of January 1, 2015, the Company froze future benefit accruals in the Intel Pension Plan to all employees at or above a specific grade level, and generally covering all highly compensated employees in the Intel Pension Plan. Starting in 2016, the impacted employees have been receiving discretionary employer contributions in the Plan, instead of the Intel Contribution Plan.

Since 2011, McAfee, Inc. (McAfee) has been a fully-owned subsidiary of the Company. Effective July 1, 2015, in conjunction with the integration of McAfee and the Company's operations and the termination of the McAfee Tax Deferred Savings Plan (the McAfee Plan), McAfee employees who became employed by Intel and its subsidiaries became eligible to enroll in the Plan and the net assets of the McAfee Plan of approximately $339,424,000 were transfered into the Plan. This transfer consisted of approximately $334,909,000 in cash and approximately $4,515,000 in notes receivable

Intel 401(k) Savings Plan

Notes to Financial Statements (continued)

from participants, which has been reported as transfer in from the McAfee Tax Deferred Savings Plan on the statement of changes in net assets available for benefits.

In conjunction with the overall integration of McAfee into the Company, some McAfee employees have become employed by a new legal entity, Intel Security Public Sector LLC, which became a participating company in the Plan, effective July 1, 2015.

The Plan is intended to be qualified under Section 401(a) of the Internal Revenue Code of 1986 (the Code), as amended, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.
Trustee
State Street Bank and Trust Company (State Street) is the trustee for the Plan and the Intel Corporation Retirement Plans Master Trust (the Master Trust) and held substantially all of the investments of the Plan and the Master Trust directly or through a sub-trust for which Fidelity Management Trust Company is the sub-trustee.
Administration of the Plan
The Company’s Finance Committee appoints the members of the Retirement Plans Administrative Committee (RPAC) and the Investment Policy Committee (IPC). The RPAC is the fiduciary responsible for the general operation and administration of the Plan. The IPC is the fiduciary responsible for management and control of the Plan assets. Fidelity Workspace Services LLC (Fidelity) is the Plan’s record keeper.
Contributions and Participant Accounts
Participant Contributions
Participants may make pretax deferrals, after-tax Roth 401(k) deferrals, or a combination of both, up to 50% of their annual eligible compensation, provided the amounts do not exceed the annual IRS limits. Such deferrals are withheld by the Company from each participant’s compensation and deposited in the appropriate investment option in accordance with the participant’s directives. Participants who are 50 years of age or older by the end of a particular plan year are eligible to defer an additional portion of their annual compensation as catch-up deferrals, up to the annual IRS limit. Participants can elect to invest in any combination of the available investment options offered under the Plan, in addition to mutual funds and exchange-traded funds available through a self-directed brokerage account. However, participants may not elect to invest more than 20% of their account in the Intel Stock Fund. Participants may change their investment elections daily.

Intel 401(k) Savings Plan

Notes to Financial Statements (continued)

Company Contributions
For eligible participants, the Plan provides for the Company, at its discretion, to make an annual contribution to their Discretionary Intel Contribution Account, subject to certain limitations of the Code. Amounts to be contributed are determined by the Chief Executive Officer of the Company under delegation from the Board of Directors, pursuant to the terms of the Plan.
Generally, only eligible participants employed by the Company on the last day of the plan year and who have completed one year of service as defined by the plan document are eligible to receive the Company contribution, except in the event of death, job elimination, divestiture, total and permanent disability, or attainment of the normal or early retirement date occurring during the plan year. Participants have authority over the investment allocation of Company contributions.
Participant Accounts
Separate accounts are maintained for each participant. The account balances are generally adjusted as follows:

•	Biweekly or semimonthly for participant deferrals.

•	Daily for a pro rata share of investment income or losses on the Plan’s investments based on the ratio that each participant’s account bears to the total of all such accounts.

•
Annual discretionary employer contributions to the Discretionary Intel Contribution Account are allocated at the end of each calendar year in the ratio that each participant’s adjusted compensation for the plan year bears to the total adjusted compensation of all participants eligible for a contribution for that plan year. The adjusted compensation of a participant equals the participant’s current year eligible compensation, as defined in the plan document.

Employee Stock Ownership Plan (ESOP)
Under the terms of the Plan, the Intel Stock Fund is an ESOP in accordance with Code Section 4975(e)(7). As such, participants will have the option to receive dividends on their shares of stock held in the Intel Stock Fund distributed in cash or reinvested within the Intel Stock Fund.

Intel 401(k) Savings Plan

Notes to Financial Statements (continued)

Vesting
Participants are immediately 100% vested with respect to employee deferrals and related earnings.
Participants vest in the discretionary employer contributions to their Discretionary Intel Contribution Account and related earnings according to the following schedule:

Years of Service	Vesting

Fewer than 2	0%
2 but less than 3	20
3 but less than 4	40
4 but less than 5	60
5 but less than 6	80
6 or more	100

The value of each participant’s account becomes 100% vested when the participant reaches age 60, upon death, or upon total and permanent disability while actively employed. In addition, the value of each participant’s account may also become 100% vested upon job elimination or upon termination of employment due to a divestiture. For participants who withdrew from the Plan during 2015, unvested account balances of approximately $1,300,000 were forfeited during the year ended December 31, 2015. The Company considered these forfeited amounts in determining its contribution for 2015.
Payment of Benefits
Participants are eligible for a distribution of plan benefits upon termination of service, whether by disability, retirement, death or leaving the Company. In the event of financial hardship (as defined by the Plan), participants may withdraw money from the employee contribution portion of their plan accounts while they are still employed. Upon termination of service, a participant or applicable beneficiary may elect to have benefits paid in a single lump-sum distribution, monthly annuity payments (only pre-tax sources), partial distribution (not available to beneficiaries), or may request that the Plan make a direct rollover distribution to another eligible retirement plan.
Participants who elect monthly annuity payments will have the balance of their account transferred to the Intel Pension Plan. An annuity is paid to those participants based on the value of their plan account in accordance with the terms of the two plans. There were transfers under this option of $1,728,875 for the year ended December 31, 2015.
Notes Receivable from Participants
Active participants are permitted to obtain loans of up to 50% of their vested account balance in the Plan up to a maximum of $50,000 when combined with all other loans from this Plan and the

Intel 401(k) Savings Plan

Notes to Financial Statements (continued)

Intel Contribution Plan. No more than two loans may be outstanding at any time. Participants’ account balances secure their loans. The interest rate on these loans is based on the prime rate plus 1% as reported by Reuters on the last business day of each month. Loan provisions are established by the RPAC and administered by the record keeper.
Participants may choose to obtain loans from this Plan, the Intel Contribution Plan or a combination of both. Repayments of loans are transferred to the participants’ Plan and Intel Contribution Plan accounts in the ratio in which their accounts provided funding for the loan. Participant loans are classified as notes receivable from participants on the statements of net assets available for benefits and are valued at their unpaid principal balance, plus accrued but unpaid interest. The interest earned on these loans is included with interest and dividend income on the statement of changes in net assets available for benefits.
Administrative Expenses
All administrative expenses are paid by the Company.
2. Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (GAAP).
Investment Valuation
A portion of the investments of the Plan is held in the Master Trust, which consists of the assets of the Plan, the Intel Contribution Plan, and the Intel Pension Plan. The Master Trust includes multiple master trust investment accounts, in which different combinations of the above-mentioned plans invest.
In May 2015, the Plan added a new master trust investment account, Treasury Inflation Protected Securities (TIPS). Additionally, part of the Global Bond Fund was spun off to form the Opportunistic Bond Fund and part of the International Stock Fund was spun off to form the Global Equity Fund. Part of the Hedge Fund was spun off to form the Growth Oriented Hedge Fund and the remaining portion of the Hedge Fund was renamed the Defensive Oriented Hedge Fund. Finally, the Commodities Fund was renamed the Diversified Real Assets Fund. Prior to May 2015, the Plan participated in all nine master trust investment accounts, which were the U.S. Large Cap Stock Fund, the International Stock Fund, the Global Bond Fund, the U.S. Small Cap Stock Fund, the Stable Value Fund, the Alternative Investments Fund, the Hedge Fund, the Commodities Fund and the Emerging Markets Fund. Each participating plan shares in the assets and earnings of the master trust investment accounts based on its respective interest in each master trust investment account. See Note 3, "Investments," for the details of the investments held and investment income of the master trust investment accounts. The investments and activities of each master trust investment

Intel 401(k) Savings Plan

Notes to Financial Statements (continued)

account are specified; however, not all of the master trust investment accounts will engage in all of the investments or activities described.
Investments held in the Master Trust and the Plan are stated at fair value, except for fully benefit-responsive investment contracts, which are presented at contract value. See Note 4, "Fair Value," for discussion on fair value measurements. Within the Stable Value Fund, the Plan holds investment contracts. See Note 5, "Investment Contracts" for discussion on valuation of the investment contracts.
The fair value of corporate stock, preferred stock, and exchange traded funds are determined using the last reported sales price as of the valuation date. Mutual funds are valued at quoted market prices in an active market. Participation units in common collective trust funds are valued using net asset value per unit, based upon the fair value of the underlying investments. There are no future commitments on any of the common collective trust funds. Marketable and non-marketable limited partnerships and corporations are valued based on the net asset value per share, without further adjustment.
The fair value of certain bonds are valued at the closing price reported in an active market in which the individual security is traded. Other bonds are valued based on yields currently available on comparable securities of issuers with similar credit ratings. When quoted prices are not available for identical or similar bonds, the bond is valued under a discounted cash flows approach that maximize observable inputs, such as current yields of similar instruments, but includes adjustments for certain risks that may not be observable, such as credit and liquidity risks.

Other assets are investments in gold bullion and commercial paper. The fair value of the gold bullion is valued at the closing price reported in an active market in which the gold bullion is traded. The commercial paper has a maturity of 109 days and it is reported at face value.

Some of the investment funds may engage in repurchase agreement transactions. Under the terms of a repurchase agreement, the investment funds take possession of an underlying fixed-income debt instrument (collateral) subject to an obligation of the seller to repurchase, and the investment funds to resell, the fixed-income debt instrument at an agreed-upon price and date in the future. Fixed-income debt instruments purchased under repurchase agreements are reflected as assets and the obligations to resell as liabilities. The market value of the collateral must be equal to or exceed the total amount of the repurchase obligations, including interest. Generally, in the event of counterparty default, the investment funds have the right to use the collateral to offset losses incurred.

Some of the investment funds may purchase or sell securities on a delayed-delivery or when-issued basis. These transactions involve a commitment by the investment funds to purchase or sell securities for a predetermined price or yield, with payment and delivery taking place beyond the customary settlement period. When purchasing a security, the investment funds assume the rights and risks of ownership of the security, including the risk of price and yield fluctuations. The investment funds may dispose of, or renegotiate delivery of, the security after entering into the transaction and may sell the security before it is delivered, which may result in a realized gain or loss. When the investment

Intel 401(k) Savings Plan

Notes to Financial Statements (continued)

funds have sold a security on a delayed-delivery basis, the investment funds do not participate in future gains and losses with respect to the security.
Some of the investment funds may enter into short-sale transactions. A short sale is a transaction in which an investment fund sells securities it borrows in anticipation of a decline in the market price of the securities and subsequently repurchases the securities. Securities sold in short-sale transactions are reflected as a liability. The investment funds are obligated to deliver securities at the market price at the date the short position is closed. Possible losses from short sales may be unlimited, whereas losses from purchases cannot exceed the total amount invested.
Income Recognition
Net investment loss from participation in master trust investment accounts consists of the gain (loss) realized on the sale of securities and unrealized appreciation (depreciation) in the fair value of investments, interest, dividends, and administrative fees.

Net realized and unrealized appreciation (depreciation) in fair value of investments includes the net realized gain (loss) on investments sold during the year and the net change in unrealized appreciation (depreciation) during the year on investments held at the end of the year.

Investment transactions are recognized as of their trade dates. Interest is accrued daily; dividends are accrued on the ex-dividend date.

Benefit Payments
Benefits are recorded when paid.
Contributions
Participant contributions and deferrals are accrued when withheld from the participants' salary. Company contributions are accrued in the period in which they become obligations of the Company, pursuant to the terms of the plan document.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and judgments that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ materially from management’s estimates.
Accounting Changes

In 2015, the Plan adopted a new standard that requires fully benefit-responsive investment contracts to be measured, presented, and disclosed at contract value and that simplifies plan investment disclosures; and adopted another new standard that requires the investments for which fair value is

Intel 401(k) Savings Plan

Notes to Financial Statements (continued)

measured at net asset value (or its equivalent) using the practical expedient no longer be categorized in the fair value hierarchy table. The Plan has early adopted these new standards for the year ended December 31, 2015. These new standards have been applied retrospectively but did not have a material impact on the Plan’s financial statements.

Reclassification

Certain prior year amounts have been reclassified to conform to current year presentation. These reclassifications have no effect on the Plan’s statements of net assets available for benefits or statement of changes in net assets available for benefits as previously reported.

3. Investments
The Plan held investments in its own trust and through participation in the master trust investment accounts within the Master Trust.
Master Trust Investments
The Plan's percentage interest in each of the master trust investment accounts within the Master Trust are as follows:

	December 31
	2015	2014

U.S. Large Cap Stock Fund	60.7%	51.0%
International Stock Fund	52.5	44.1
Global Equity Fund	44.4	*
Global Bond Fund	42.5	21.2
Opportunistic Bond Fund	35.8	*
U.S. Small Cap Stock Fund	67.0	62.2
Stable Value Fund	76.0	81.1
Alternative Investments Fund	0.6	0.5
Defensive Oriented Hedge Fund (formerly the Hedge Fund)	29.8	31.2
Growth Oriented Hedge Fund	30.8	*
Diversified Real Assets Fund (formerly the Commodities Fund)	44.0	50.7
Treasury Inflation Protected Securities Fund	35.0	*
Emerging Markets Fund	49.0	42.7
* The master trust investment account did not exist at December 31, 2014.

Intel 401(k) Savings Plan

Notes to Financial Statements (continued)

The following table presents the net assets available for benefits of the master trust investment accounts that the Plan participated in as of December 31, 2015:

	U.S. Large Cap Stock Fund	International Stock Fund	Global Equity Fund	Global Bond Fund	Opportunistic Bond Fund	U.S. Small Cap Stock Fund	Stable Value Fund	Alternative Investments Fund	Defensive Oriented Hedge Fund	Growth Oriented Hedge Fund	Diversified Real Assets Fund	TIPS	Emerging Markets Fund	Total
Assets
Cash	$437,041	$—	$—	$—	$512,664	$—	$—	$—	$—	$—	$—	$—	$—	$949,705
Common collective trust funds	1,054,543,795	520,774,228	223,520,612	209,427,615	70,359,257	49,469,520	33,850,320	—	2,602,220	3,212,301	95,079,588	273,006,447	396,531,085	2,932,376,988
Bonds	—	—	37,062,064	441,726,653	336,506,478	—	—	—	—	—	—	—	—	815,295,195
Mortgage-backed securities	—	—	—	11,822,319	22,492,398	—	—	—	—	—	—	—	—	34,314,717
Collateralized debt obligations	—	—	—	13,683,420	129,524,341	—	—	—	—	—	—	—	—	143,207,761
Mutual funds	631,033,526	—	—	—	—	—	—	—	—	—	—	—	—	631,033,526
Corporate stocks	—	143,437,430	771,658,737	—	19,476	132,068,335	—	—	—	—	—	—	80,699	1,047,264,677
Preferred stocks	—	629,428	—	—	2,965,208	—	—	—	—	—	—	—	—	3,594,636
Limited partnerships and corporations	—	—	—	—	—	—	—	1,066,807,256	848,861,056	1,536,704,436	102,862,138	—	158,480,645	3,713,715,531
Other assets	—	—	27,820,968	—	—	—	9,984,400	—	—	—	—	—	—	37,805,368
Derivative assets	—	—	6,181,295	26,159	5,722,245	—	—	—	—	—	—	—	—	11,929,699
Fair value of loaned securities:
Common collective trust funds	—	—	—	—	—	292,261,199	—	—	—	—	—	—	—	292,261,199
Bonds	—	—	3,538,847	15,220,609	17,225,196	—	—	—	—	—	—	—	—	35,984,652
Corporate stocks	—	8,675,831	138,651,967	—	—	10,419,035	—	—	—	—	—	—	—	157,746,833
Collateralized debt obligations	—	—	—	2,827,609	—	—	—	—	—	—	—	—	—	2,827,609
Collateral receivable from brokers - derivatives	—	—	—	—	3,608,255	—	—	—	—	—	—	—	—	3,608,255
Investments of securities lending collateral [1]	—	8,324,305	121,563,286	8,930,976	9,347,065	308,526,760	—	—	—	—	—	—	—	456,692,392
Total investments, at fair value	1,686,014,362	681,841,222	1,329,997,776	703,665,360	598,282,583	792,744,849	43,834,720	1,066,807,256	851,463,276	1,539,916,737	197,941,726	273,006,447	555,092,429	10,320,608,743
Traditional guaranteed investment contracts	—	—	—	—	—	—	65,196,739	—	—	—	—	—	—	65,196,739
Synthetic guaranteed investment contracts	—	—	—	—	—	—	520,219,073	—	—	—	—	—	—	520,219,073
Total investments	1,686,014,362	681,841,222	1,329,997,776	703,665,360	598,282,583	792,744,849	629,250,532	1,066,807,256	851,463,276	1,539,916,737	197,941,726	273,006,447	555,092,429	10,906,024,555
Receivable from brokers for securities sold	—	—	45,695	—	—	415,756	—	—	50,182,210	163,085,992	—	—	—	213,729,653
Receivable for investments sold on a delayed delivery basis	—	—	—	—	3,071,797	—	—	—	—	—	—	—	—	3,071,797
Other receivables	2	308,656	2,635,467	3,420,486	4,959,066	76,102	12	—	1,343	618	—	—	—	11,401,752
Total assets	$1,686,014,364	$682,149,878	$1,332,678,938	$707,085,846	$606,313,446	$793,236,707	$629,250,544	$1,066,807,256	$901,646,829	$1,703,003,347	$197,941,726	$273,006,447	$555,092,429	$11,134,227,757

Intel 401(k) Savings Plan

Notes to Financial Statements (continued)

	U.S. Large Cap Stock Fund	International Stock Fund	Global Equity Fund	Global Bond Fund	Opportunistic Bond Fund	U.S. Small Cap Stock Fund	Stable Value Fund	Alternative Investments Fund	Defensive Oriented Hedge Fund	Growth Oriented Hedge Fund	Diversified Real Assets Fund	TIPS	Emerging Markets Fund	Total
Liabilities
Investments purchased on a delayed delivery basis	$—	$—	$—	$1,669,866	$—	$—	$—	$—	$—	$—	$—	$—	$—	$1,669,866
Derivative liabilities	—	21	694,355	—	1,151,727	—	—	—	—	—	—	—	—	1,846,103
Accrued administrative fees	2,640,562	319,954	2,089,087	358,092	961,286	459,334	58,736	265,961	139,408	—	13,140	3,957	32,654	7,342,171
Payable to return securities lending collateral	—	8,300,475	121,215,293	8,905,410	9,320,308	308,498,166	—	—	—	—	—	—	—	456,239,652
Payable to brokers for securities purchased	—	58,457	72,887	—	13,099,443	—	—	—	—	—	—	—	—	13,230,787
Other payables	—	—	—	—	149,982	—	—	—	—	—	—	—	—	149,982
Payable to brokers for collateral on deposit	—	—	—	—	2,443,000	—	—	—	—	—	—	—	—	2,443,000
Total liabilities	$2,640,562	$8,678,907	$124,071,622	$10,933,368	$27,125,746	$308,957,500	$58,736	$265,961	$139,408	$—	$13,140	$3,957	$32,654	$482,921,561
Net assets available for benefits	$1,683,373,802	$673,470,971	$1,208,607,316	$696,152,478	$579,187,700	$484,279,207	$629,191,808	$1,066,541,295	$901,507,421	$1,703,003,347	$197,928,586	$273,002,490	$555,059,775	$10,651,306,196

Intel 401(k) Savings Plan

Notes to Financial Statements (continued)

The following table presents the net assets available for benefits of the master trust investment accounts that the Plan participated in as of December 31, 2014:

	U.S. Large Cap Stock Fund	International Stock Fund	Global Bond Fund	U.S. Small Cap Stock Fund	Stable Value Fund	Alternative Investments Fund	Hedge Fund	Commodities Fund	Emerging Markets Fund	Total
Assets
Cash	$—	$987,243	$22,710,539	$—	$—	$699,516	$31,196	$—	$—	$24,428,494
Common collective trust funds	1,221,978,446	740,565,847	341,085,719	20,030,916	31,191,302	142	423,441	80,071,368	850,289,761	3,285,636,942
Bonds	—	47,516,098	825,630,039	—	—	—	—	—	—	873,146,137
Mortgage-backed securities	—	—	97,666,676	—	—	—	—	—	—	97,666,676
Collateralized debt obligations	—	—	181,264,286	—	—	—	—	—	—	181,264,286
Mutual funds	810,175,633	—	—	—	—	—	—	—	92,550,201	902,725,834
Exchange traded fund	—	—	—	52,221,971	—	—	—	—	—	52,221,971
Corporate stocks	—	927,553,496	636,317	129,118,493	—	—	—	—	80,074	1,057,388,380
Preferred stocks	—	1,888,782	13,228,364	—	—	—	—	—	—	15,117,146
Limited partnerships and corporations	—	—	—	—	—	828,924,040	2,700,812,841	200,810,951	194,239,609	3,924,787,441
Investments sold on a delayed-delivery basis	—	—	254,691,957	—	—	—	—	—	—	254,691,957
Derivative assets	—	5,278,477	18,576,299	—	—	—	—	—	—	23,854,776
Fair value of loaned securities:
Bonds	—	2,644,926	75,511,531	—	—	—	—	—	—	78,156,457
Exchange traded fund	—	—	—	157,806,896	—	—	—	—	—	157,806,896
Corporate stocks	—	68,039,803	—	23,267,960	—	—	—	—	—	91,307,763
Preferred stocks	—	—	191,419	—	—	—	—	—	—	191,419
Collateral receivable from brokers - derivatives	—	—	9,490,000	—	—	—	—	—	—	9,490,000
Investments of securities lending collateral [1]	—	56,355,709	67,528,198	184,800,482	—	—	—	—	—	308,684,389
Total Investments, at fair value	2,032,154,079	1,850,830,381	1,908,211,344	567,246,718	31,191,302	829,623,698	2,701,267,478	280,882,319	1,137,159,645	11,338,566,964
Traditional guaranteed investment contracts	—	—	—	—	70,884,367	—	—	—	—	70,884,367
Synthetic guaranteed investment contracts	—	—	—	—	542,898,868	—	—	—	—	542,898,868
Total investments	2,032,154,079	1,850,830,381	1,908,211,344	567,246,718	644,974,537	829,623,698	2,701,267,478	280,882,319	1,137,159,645	11,952,350,199
Other receivables	27	2,253,404	11,561,913	142,710	—	28	46	—	1	13,958,129
Receivable from brokers for securities sold	4,580,066	44,590,166	—	—	—	—	1,449,940	—	—	50,620,172
Total assets	$2,036,734,172	$1,897,673,951	$1,919,773,257	$567,389,428	$644,974,537	$829,623,726	$2,702,717,464	$280,882,319	$1,137,159,646	$12,016,928,500

Intel 401(k) Savings Plan

Notes to Financial Statements (continued)

	U.S. Large Cap Stock Fund	International Stock Fund	Global Bond Fund	U.S. Small Cap Stock Fund	Stable Value Fund	Alternative Investments Fund	Hedge Fund	Commodities Fund	Emerging Markets Fund	Total
Liabilities
Investments purchased on a delayed-delivery basis	$—	$—	$200,775,382	$—	$—	$—	$—	$—	$—	$200,775,382
Derivative liabilities	—	300,891	23,381,780	—	—	—	—	—	—	23,682,671
Accrued administrative fees	3,893	2,448,104	703,278	356,726	97,943	227,575	152,597	2,624	140,559	4,133,299
Payable to brokers for securities purchased	—	10,017,765	—	—	—	—	—	—	—	10,017,765
Payable to return securities lending collateral	—	56,350,321	67,521,743	184,798,204	—	—	—	—	—	308,670,268
Other payables	—	—	2,695,991	—	—	—	—	—	—	2,695,991
Total liabilities	$3,893	$69,117,081	$295,078,174	$185,154,930	$97,943	$227,575	$152,597	$2,624	$140,559	$549,975,376
Net assets available for benefits	$2,036,730,279	$1,828,556,870	$1,624,695,083	$382,234,498	$644,876,594	$829,396,151	$2,702,564,867	$280,879,695	$1,137,019,087	$11,466,953,124

1 The balances at December 31, 2015 and 2014 were related to cash collateral received in connection with the securities lending program, the majority of which was invested in money market funds. See Note 8, "Securities Lending," for further discussion on this program.

The following is a summary of the net investment loss in the master trust investment accounts for the year ended December 31, 2015:

Total
Total net realized and unrealized depreciation in fair value of investments	$(265,698,431)
Interest and dividends	184,204,724
Administrative fees	(24,588,700)
Net investment loss	$(106,082,407)

Intel 401(k) Savings Plan

Notes to Financial Statements (continued)

4. Fair Value
Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining fair value, the Plan and master trust investment accounts consider the principal or most advantageous market in which the Plan and master trust investment accounts would transact, and the Plan and master trust investment accounts also consider assumptions that market participants would use when pricing the asset or liability.
Fair Value Hierarchy
The three levels of inputs that may be used to measure fair value are as follows:

•	Level 1. Quoted prices in active markets for identical assets or liabilities.

•
Level 2. Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in less active markets, or model-derived valuations, such as a discounted cash flow model, in which all significant inputs are observable or can be derived principally from or corroborated with observable market data for substantially the full term of the assets or liabilities. Level 2 inputs also include non-binding market consensus prices that can be corroborated with observable market data, as well as quoted prices that were adjusted for security-specific restrictions.

Non-binding market consensus prices are based on proprietary valuation models of pricing providers or brokers. These valuation models incorporate a number of inputs, including non-binding and binding broker quotes; observable market prices for identical or similar securities; and the internal assumptions of pricing providers or brokers that use observable market inputs and unobservable market inputs that are not considered significant. The discounted cash flow model uses observable market inputs, such as LIBOR-based yield curves, currency spot and forward rates, and credit ratings, and can generally be corroborated by market data.

•
Level 3. Unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of assets or liabilities. Level 3 inputs also include non-binding market consensus prices or non-binding broker quotes that were unable to be corroborated with observable market data.

The quantitative unobservable inputs for these investments are not readily available and fair value measurements are based on third-party pricing information without adjustment. As the Company does not have quantitative information about the significant unobservable inputs, the Company is unable to reasonably assess the sensitivity of the fair value measurements to changes of such inputs, or the impacts of any interrelationships between those inputs and other unobservable inputs used in the related fair value measurements. On an annual basis, the Company obtains and reviews pricing policy statements from third-

Intel 401(k) Savings Plan

Notes to Financial Statements (continued)

party pricing providers. Based on this review the Company has concluded that these fair value measurements are developed in accordance with GAAP.
Assets and Liabilities Measured at Fair Value on a Recurring Basis
The assets and liabilities measured at fair value by quoted prices on a recurring basis held directly by the Plan consist of the following types of instruments as of December 31, 2015:

	Fair Value Measurements at Reporting Date Using Inputs Classified as Level 1	Investments Measured at Net Asset Value	Total
Assets
Company common stock	$452,447,330		$452,447,330
Mutual funds	1,064,888,010		1,064,888,010
Self-directed brokerage accounts	759,951,363		759,951,363
Common collective trust funds		$1,437,252,478	1,437,252,478
Total investments at fair value	$2,277,286,703	$1,437,252,478	$3,714,539,181

The assets and liabilities measured at fair value by quoted prices on a recurring basis held directly by the Plan consisted of the following types of instruments as of December 31, 2014:

	Fair Value Measurements at Reporting Date Using Inputs Classified as Level 1	Investments Measured at Net Asset Value	Total
Assets
Company common stock	$494,839,582		$494,839,582
Mutual funds	1,062,363,072		1,062,363,072
Self-directed brokerage accounts	708,364,514		708,364,514
Common collective trust funds		$1,046,635,149	1,046,635,149
Total investments at fair value	$2,265,567,168	$1,046,635,149	$3,312,202,317

Intel 401(k) Savings Plan

Notes to Financial Statements (continued)

The following table presents the assets and liabilities measured at fair value on a recurring basis of the master trust investment accounts that the Plan participated in at December 31, 2015:

	Fair Value Measurements at Reporting Date Using Inputs Classified as:			Investments Measured at
	Level 1	Level 2	Level 3	Net Asset Value	Total
Assets
Bonds	$312,773,715	$502,521,480	$—		$815,295,195
Mortgage-backed securities	—	8,473,815	25,840,902		34,314,717
Collateralized debt obligations	—	8,484,211	134,723,550		143,207,761
Mutual funds	631,033,526	—	—		631,033,526
Corporate stocks	1,047,264,677	—	—		1,047,264,677
Preferred stocks	3,594,636	—	—		3,594,636
Other assets	37,805,368	—	—		37,805,368
Derivative assets	26,159	11,903,540	—		11,929,699
Fair value of loaned securities
Common collective trust funds				$292,261,199	292,261,199
Bond	11,140,619	24,844,033	—		35,984,652
Corporate stocks	157,746,833	—	—		157,746,833
Collateralized debt obligations	—	2,827,609	—		2,827,609
Investments of securities lending collateral [1]	456,692,392	—	—		456,692,392
Common collective trust funds				2,932,376,988	2,932,376,988
Limited partnerships and corporations				3,713,715,531	3,713,715,531
Total investments at fair value	$2,658,077,925	$559,054,688	$160,564,452	$6,938,353,718	$10,316,050,783

Liabilities
Investments purchased on a delayed-delivery basis	$1,669,866	$—	$—		$1,669,866
Derivative liabilities	—	1,846,103	—		1,846,103
Total liabilities at fair value	$1,669,866	$1,846,103	$—	$—	$3,515,969

During 2015, the Company transferred approximately $11 million of bonds from Level 1 to Level 2, $17 million of bonds from Level 2 to Level 1, and $10 million of mortgage-backed securities and collateralized debt obligations from Level 3 to Level 2, primarily based on the changes in market activity for the underlying securities. The Plan's policy is to reflect transfers between levels at the beginning of the year in which a change in circumstances resulted in the transfer.

Intel 401(k) Savings Plan

Notes to Financial Statements (continued)

The following table presents the assets and liabilities measured at fair value on a recurring basis of the master trust investment accounts that the Plan participated in at December 31, 2014:

	Fair Value Measurements at Reporting Date Using Inputs Classified as:			Investments Measured at
	Level 1	Level 2	Level 3	Net Asset Value	Total
Assets
Bonds	$277,060,992	$596,085,145	$—		$873,146,137
Mortgage-backed securities	—	50,905,883	46,760,793		97,666,676
Collateralized debt obligations	—	27,919,199	153,345,087		181,264,286
Mutual funds	902,725,834	—	—		902,725,834
Exchange traded fund	52,221,971	—	—		52,221,971
Corporate stocks	1,057,388,380	—	—		1,057,388,380
Preferred stocks	15,117,146	—	—		15,117,146
Investments sold on a delayed-delivery basis	254,691,957	—	—		254,691,957
Derivative assets	3,893,105	19,961,671	—		23,854,776
Fair value of loaned securities			—
Bond	41,605,541	36,550,916	—		78,156,457
Exchange traded fund	—	157,806,896	—		157,806,896
Corporate stocks	91,307,763	—	—		91,307,763
Preferred stocks	191,419	—	—		191,419
Investments of securities lending collateral [1]	308,684,389	—	—		308,684,389
Common collective trust funds				$3,285,636,942	3,285,636,942
Limited partnerships and corporations				3,924,787,441	3,924,787,441
Total investments at fair value	$3,004,888,497	$889,229,710	$200,105,880	$7,210,424,383	$11,304,648,470

Liabilities
Investments purchased on a delayed-delivery basis	$200,775,382	$—	$—		$200,775,382
Derivative liabilities	4,553,307	19,129,364	—		23,682,671
Total liabilities at fair value	$205,328,689	$19,129,364	$—	$—	$224,458,053

1 The balances at December 31, 2015 and December 31, 2014 were related to cash collateral received in connection with the securities lending program, the majority of which was invested in money market funds. See Note 8, "Securities Lending", for further discussion on this program.

Intel 401(k) Savings Plan

Notes to Financial Statements (continued)

The table below presents a reconciliation for the master trust investment accounts’ assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for 2015:

	Fair Value Measurements Using Level 3
	Mortgage-Backed Securities	Collateralized Debt Obligations	Total Net Gains/ (Losses)

Balance as of December 31, 2014	$46,760,793	$153,345,087
Total (losses) gains (realized and unrealized)	(350,238)	1,219,973	$869,735
Purchases	27,566,547	153,238,281
Sales	(45,298,418)	(165,493,498)
Transfers out of Level 3	(2,837,782)	(7,586,293)
Balance as of December 31, 2015	$25,840,902	$134,723,550

The amount of total losses for the period included in changes in net assets attributable to the changes in unrealized gains (losses) related to assets and liabilities still held at December 31, 2015	$(177,374)	$(2,624,885)	$(2,802,259)
Changes in net assets are included in the master trust investment accounts' net investment loss for the year ended December 31, 2015.

Assets Reported at Net Asset Value

The following table presents the assets estimated using the net asset value per share on a recurring basis that the Plan participated in at December 31, 2015 and 2014:

	2015	2014	Redemption Period	Redemption Notice
Common collective trust funds:
Fixed-income funds (a)	$275,615,684	$215,065,029	Daily	0-2 days
U.S. large cap equity funds	511,862,212	406,404,905	Daily	0-3 days
U.S. small cap equity funds	509,918,522	311,916,484	Daily	0-3 days
International equity funds	139,856,060	113,248,731	Daily	0-5 days
Total investments at net asset value	$1,437,252,478	$1,046,635,149

Intel 401(k) Savings Plan

Notes to Financial Statements (continued)

The following table presents the assets estimated using the net asset value per share on a recurring basis of the master trust investment accounts that the Plan participated in at December 31, 2015 and 2014:

	2015	2014
Common collective trust funds:
Emerging markets fund (c)	$396,531,085	$850,289,761
Fixed-income funds (a)	815,978,772	372,700,604
U.S. large cap equity funds (d)	1,054,543,795	1,221,978,446
U.S. small cap equity funds (e)	341,730,719	20,030,916
International equity funds (b)	520,774,228	740,565,847
Diversified real assets fund (f)	95,079,588	80,071,368
Limited partnerships and corporations (g) (h) (i) (j)	3,713,715,531	3,924,787,441
Total investments at net asset value	$6,938,353,718	$7,210,424,383

(a)	The funds invest in short-term and long-term government, mortgage and corporate bonds. These funds have redemption restrictions limited to daily to monthly settlement with notice period of 0-10 days.

(b)
The funds seek to provide exposure to developed stocks outside the U.S., as represented by the MSCI All Country World Index, excluding the U.S. These funds have redemption restrictions limited to daily settlement with notice period of 0-5 days.

(c)
The funds seek to provide exposure to emerging market stocks outside the U.S., as represented by the MSCI EM Index, Lazard Emerging Markets Collective Trust Fund, and BlackRock MSCI Emerging Market Fund. These funds have redemption restrictions limited to daily settlement with notice period of 0-5 days.

(d)
The funds seek to match or exceed the performance of the Russell 1000 Index. The Russell 1000 Index focuses on the large- and mid-capitalization segment of the market, with approximately 90% coverage of U.S. stocks. These funds have redemption restrictions limited to daily settlement with notice period of 0-3 days.

(e)
The funds seek to match or exceed the performance of the Russell 2000 Index and Russell Mid-Cap Value Index, a free float-adjusted market capitalization index representing 2,000 small company stocks of U.S.-domiciled companies. These funds have redemption restrictions limited to daily settlement with notice period of 0-3 days.

(f)
The fund seeks to match the Dow Jones-UBS Commodity Index, which is composed of futures contracts on physical commodities. These funds have redemption restrictions limited to daily to monthly settlement with notice period of 0-35 days.

(g)
Marketable limited partnerships and corporations include absolute return hedge funds that typically take positions in primarily publicly traded securities and derivatives. The funds generally attempt to utilize trading strategies such as relative value, event driven and directional. The relative value strategy seeks return by capitalizing on perceived mis-pricing of related securities or financial instruments, and generally avoids taking a directional bias with regard to price movement of securities and markets overall. Event-driven strategy focuses on identifying and analyzing securities that can benefit from the occurrence of an extraordinary transaction or event (e.g., restructuring, takeovers, mergers, spin-offs, bankruptcy). Directional strategy takes a bias based on price movement of securities and markets. Marketable limited partnerships and corporations also include long/short equity hedge funds that typically take both long and short positions in primarily publicly traded securities. Portfolios are built based on positive and negative views on equities. These hedge funds typically will include global exposure, which includes emerging markets. These funds have redemption restrictions limited to monthly to biennial settlement with notice period of 2-90 days.

(h)
Marketable limited partnerships and corporations also include the diversified real assets funds. The diversified real assets funds category seeks to match the Dow Jones-UBS Commodity Index, and the Standard & Poor's Goldman Sachs Commodity Index, which are composed of futures contracts on physical commodities. These funds have redemption restrictions limited to daily to monthly settlement with notice period of 1-35 days.

(i)
Marketable limited partnerships and corporations also include emerging market equity funds. The equity funds seek to outperform the MSCI Emerging Market Index and Russell Small Cap EM + Frontier Index, which are composed of exchange-traded equity securities. These funds have redemption restrictions limited to monthly settlement with notice period of 7-30 days.

(j) Includes private real estate, energy and natural resources, credit, and equity and venture capital funds. The private real estate funds seek out value added and opportunistic real estate investments in non-publicly traded securities. The private energy and natural resource funds seek out private investments in non-publicly traded securities that focus on areas such as hydrocarbon reserves, infrastructure, timber, mining or minerals. The private equity and venture capital funds seek out private investments in nonpublicly traded securities that include venture capital funding of exceptional growth potential enterprises, and special situations such as distressed, opportunistic, or secondary market positions. The private credit funds seek out investments in opportunistic credit, special and distressed situations. These funds typically will include global exposure, which includes emerging markets. These are closed-end funds, which are not eligible for redemption until a date in the future that currently cannot be determined. The liquidation of these investments is likely to occur at different times over the next 10 years. Redemptions occur at net asset value. Future commitments of these funds total $878,369,922.

Intel 401(k) Savings Plan

Notes to Financial Statements (continued)

5. Investment Contracts

The Stable Value Fund holds investment contracts with insurance companies and banks to provide participants with a stable return on investment and protection of principal from changes in market interest rates. BNY Mellon has discretionary authority for the purchase and sale of investments in the Stable Value Fund, subject to the general investment policies of the IPC. The Stable Value Fund is allocated to the Plan and the Intel Contribution Plan based on each plan's proportionate share of the underlying assets.
The investment contracts within the Stable Value Fund meet the fully benefit-responsive investment contract criteria and therefore are reported at contract value. Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Contract value represents the cost plus contributions made under the contracts plus interest at the contract rates, less withdrawals and administrative expenses.
These investment contracts comprise traditional guaranteed investment contracts (GICs) and synthetic GICs. The key difference between a synthetic investment contract and a traditional investment contract is that the Plan owns the underlying assets of the synthetic investment contract. A synthetic investment contract includes a wrapper contract, which is an agreement for the wrap issuer, such as a bank or insurance company, to make payments to the Plan in certain circumstances. The wrapper contract typically includes certain conditions and limitations on the underlying assets owned by the Plan. With traditional investment contracts, the Plan owns only the contract itself. Synthetic and traditional investment contracts are designed to accrue interest based on crediting rates established by the contract issuers.
The synthetic investment contracts held by the Plan include wrapper contracts that provide a guarantee that the credit rate will not fall below zero (0%) percent. Cash flow volatility (for example, timing of benefit payments), as well as asset underperformance can be passed through to the Plan through adjustments to future contract crediting rates. Formulas are provided in each contract that adjusts renewal crediting rates to recognize the difference between the fair value and the book value of the underlying assets. Crediting rates are generally reviewed quarterly for resetting.
The traditional investment contract held by the Plan is a guaranteed investment contract. The contract issuer is contractually obligated to repay the principal and interest at a specified interest rate that is guaranteed to the Plan. The contract cannot be terminated before the scheduled maturity date.
The Plan’s ability to receive amounts due in accordance with fully benefit-responsive investment contracts is dependent on the third-party issuer’s ability to meet its financial obligations. The issuer’s ability to meet its contractual obligations may be affected by future economic and regulatory developments.

Intel 401(k) Savings Plan

Notes to Financial Statements (continued)

Certain events may limit the ability of the Stable Value Fund to transact at contract value with the issuers. Such events include the following:

•	Default of a wrap provider

•	Default of an underlying bond issuer with material impact on the fund

•	Employer-initiated events that are within the control of the Plan sponsor that would have a material and adverse impact on the fund

•	Employer communications designed to induce participants to transfer from the fund

•	Competing fund transfer or violation of equity wash or equivalent rules in place

•	Changes in the qualification status of the employer or the plans participating in the fund

If any such event occurs, market value would likely be used in determining the payouts to the participants. The Plan sponsor believes that the occurrence of any of the above mentioned events are not probable.
In general, issuers may terminate the contract and settle at other-than-contract value if there is a change in the qualification status of the employer or the Plan, if there is a breach of material obligations under the contract and misrepresentations by the contract holder, if the market and book values diverge dramatically, or if there is a failure of the underlying portfolio to conform to the pre-established investment guidelines.
6. Party-In-Interest Transactions
Transactions in shares of the Company’s common stock qualify as party-in-interest transactions under the provisions of ERISA. During 2015, the Plan made purchases of the Company’s common stock of $19,041,625 and sales and distributions totaling $34,819,740. In addition, the Plan holds investments in mutual funds managed by affiliates of Fidelity, the Plan’s record keeper, which also qualify as party-in-interest transactions. As of December 31, 2015 and 2014, the Plan held $824,586,948 and $718,321,389, respectively, of investments managed by affiliates of Fidelity.
7. Derivative Financial Instruments
The Plan does not directly hold any derivatives that are designated as hedging instruments. Effective May 2015, the Plan holds derivative financial instruments through its investments in the Global Bond Fund, the Opportunistic Bond Fund, the Global Equity Fund, and the International Stock Fund. Prior to May 2015, the Plan held derivatives through its investments in the Global Bond Fund and the International Stock Fund. These master trust investment accounts, in the corresponding periods, consist of separately managed accounts. The investment managers of these accounts may use derivatives, consistent with the objective of the account, to hedge a portion of the investments to limit or minimize exposure to certain risks and to gain access to markets more efficiently. The investment managers do not employ leverage in the use of derivatives. The investment managers may also enter into master-netting arrangements. See Note 9, "Master-Netting Arrangements" for discussion on the master-netting arrangements.

Intel 401(k) Savings Plan

Notes to Financial Statements (continued)

Collateral is secured against derivative instruments whenever deemed necessary. Cash collateral received is recorded as cash with a corresponding liability in the net assets available for benefits of the applicable master trust investment account, and cash collateral paid is included with other receivables. Collateral received in the form of securities is not recorded as an asset or liability as the collateral cannot be repledged. Securities pledged as collateral continue to be recorded as assets in the net assets available for benefits of the applicable master trust investment account.
Cash and non-cash collateral posted under such agreements at the end of each period were as follows:

	December 31, 2015		December 31, 2014
	Opportunistic Bond Fund		Global Bond Fund
	Asset	Liability	Asset	Liability

Cash Collateral	$3,608,255	$2,443,000	$7,140,000	$—
Non-Cash Collateral	—	4,928,000	5,464,345	—
There was no derivative collateral in the International Stock Fund as of December 31, 2015 and 2014 or in the Global Equity Fund as of December 31, 2015.
Currency Forward Contracts
Currency forward contracts are utilized to hedge a portion of the currency exposure for investments that are denominated in foreign currencies. Currency forward contracts are generally marked-to-market at the prevailing forward exchange rate of the underlying currencies, with the difference between contract value and market value recorded as unrealized appreciation (depreciation). When the currency forward contract is closed, the unrealized appreciation (depreciation) is transferred to a realized gain (loss) equal to the change in the value of the currency forward contract from when it was opened to the value at the time it was closed. Sales and purchases of currency forward contracts having the same settlement date and broker are offset, and any gain (loss) is realized on that date. At the end of the year, open currency forward contracts are recorded as a derivative asset if the market value of the contract has appreciated or as a derivative liability if depreciated.
Certain risks may arise upon entering into a currency forward contract from the potential inability of counterparties to meet the terms of their contracts. The investment managers seek to control this risk by evaluating the creditworthiness of potential counterparties and establishing credit limits. Additionally, when utilizing currency forward contracts, the investment managers give up the opportunity to profit from favorable exchange rate movements during the term of the contract.
Futures Contracts
A futures contract is a contractual agreement to deliver or receive a commodity or financial instrument at a specific date in the future at an agreed-upon price. The investment managers use fixed-income futures contracts to manage exposure to the market. Buying futures typically increases the exposure to the underlying instrument. Selling futures typically decreases the exposure to the underlying instrument held, or hedges the fair value of the other investments.

Intel 401(k) Savings Plan

Notes to Financial Statements (continued)

Futures contracts are valued at the last settlement price at the end of each day on the exchange upon which they are traded. Upon entering into a futures contract, a deposit either in cash or securities in an amount (initial margin) equal to a certain percentage of the nominal value of the contract is required. Pursuant to the futures contract, there is an agreement to receive from, or to pay to, the broker an amount of cash equal to the daily fluctuation in the value of the futures contract. Such receipts or payments, known as “variation margin,” are generally settled daily and are included in the unrealized appreciation (depreciation) on futures contracts. Each separately managed account maintains its own variation margin accounts, and there is a separate variation margin account for each exchange used in the separately managed account. At the end of the year, the net amount of the variation margin accounts is recorded as a derivative asset if it has a positive balance or as a derivative liability if it has a negative balance.
Futures contracts involve, to varying degrees, credit and market risks. The futures contracts entered into are exchange-traded where the broker acts as the clearinghouse for, and counterparty to, the transactions. Thus, credit risk on such transactions is mitigated by having an exchange that regulates margin requirements for futures contracts and capital requirements for clearinghouses, and by the ability of clearinghouses to net customer trades. The daily settlement process on the futures contracts serves to greatly reduce credit risk. Losses in value may arise from changes in the value of the underlying instruments or if there is an illiquid secondary market for the contracts. In addition, there is the risk that there may not be an exact correlation between a futures contract and the underlying index, commodity, or security.
Swap Agreements
Swap agreements are utilized to exchange or swap investment cash flows, assets, or market-linked returns at specified future intervals with counterparties. The investment managers have entered into interest rate and credit default swap agreements to manage exposure to interest rates and credit risk. In connection with these agreements, securities may be identified as collateral in accordance with the terms of the respective swap agreements.
Swaps are marked-to-market daily based on quotations supplied by an exchange, a pricing service, or a major market maker (or dealer), and the change in value, if any, is recorded as unrealized appreciation (depreciation). Realized gain (loss) is recorded upon termination or maturity of the swap. At the end of the year, outstanding swaps with a positive fair value are recorded as a derivative asset, and those with a negative fair value are recorded as a derivative liability.
Entering into these agreements involves, to varying degrees, elements of credit and market risk in excess of the amounts recognized in the net assets available for benefits of the applicable master trust investment accounts. Such risks involve the possibility that there will be no liquid market for these agreements, that the counterparty to the agreements may default on its obligation to perform or disagree as to the meaning of contractual terms in the agreements, and that there may be unfavorable changes in interest rates.

Intel 401(k) Savings Plan

Notes to Financial Statements (continued)

The investment managers have entered into various derivative transactions that are considered credit derivatives. The investment managers write and purchase credit default swaps primarily through credit default swap indices, but may also do so on a single name or basket basis. The use of credit default swaps provides the investment managers with flexibility in adjusting the yield curve and credit characteristics of the portfolio. Credit default swaps can provide access to exposure that may not be available in the financial markets.
No credit default swaps were held as of December 31, 2015. As of December 31, 2014, the notional value of the written credit default swap derivatives was as follows:

Maturity	2014

0–5 years	$189,660,000
10 years or greater	1,395,375
Total	$191,055,375

Most credit spreads on the underlying notional values are less than 1,000 basis points. Credit spreads on the underlying notional value, together with the period of expiration, are indicators of payment/performance risk. The likelihood of payment or performance risk is greater as credit spreads on the underlying notional value and period of expiration increase. All credit default swaps written are investment-grade quality.

The maximum payouts for contracts are limited to the notional values of each derivative contract. Typical credit events include bankruptcy, failure to pay, debt restructuring, obligation default, and repudiation. The settlement terms of credit default swaps are determined when the credit default swap contract is written.
Options Contracts
The investment managers write call and put options on futures, swaps (swaptions), securities, or currencies in which they may invest. Writing put options increases the exposure to the underlying instrument. Writing call options decreases the exposure to the underlying instrument. When the investment managers write a call or put option, an amount equal to the premium received is recorded as a liability and subsequently marked-to-market to reflect the current value of the option written. These liabilities are reflected as derivative liabilities in the net assets available for benefits of the applicable master trust investment accounts. Premiums received from writing options that expire out of the money are treated as realized gains. Premiums received from writing options that are exercised or closed are added to the proceeds or offset against amounts paid on the underlying future, swap, security, or currency transaction to determine the realized gain or loss. As a writer of an option, the investment managers have no control over whether the underlying future, swap, security, or currency may be sold (call) or purchased (put) and, as a result, bear the market risk of an unfavorable change in the price of the future, swap, security, or currency underlying the written option. There is a risk that the investment managers may not be able to enter into a closing transaction because of an illiquid market.

Intel 401(k) Savings Plan

Notes to Financial Statements (continued)

The investment managers also purchase put and call options. Purchasing call options increases the exposure to the underlying instrument. Purchasing put options decreases the exposure to the underlying instrument. The investment managers pay a premium that is included in the net assets available for benefits of the applicable master trust investment accounts as an investment which is subsequently marked-to-market to reflect the current value of the options. Premiums paid for purchasing options that expire out of the money are treated as realized losses. The risk associated with purchasing put and call options is limited to the premium paid. Premiums paid for purchasing options that are exercised or closed are added to the amounts paid or offset against the proceeds on the underlying future, swap, security, or currency transaction to determine the realized gain or loss. At the end of the year, the total fair value of the open options is recorded as a derivative asset if the fair value is positive, or as a derivative liability if the fair value is negative.

Volume of Derivative Activity

Total gross notional amounts for outstanding derivatives (recorded at fair value) were as follows:

	December 31, 2015				December 31, 2014
	Global Equity Fund	Opportunistic Bond Fund	Global Bond Fund	International Stock Fund	Global Bond Fund	International Stock Fund

Currency forward contracts	$342,102,528	$247,245,070	$—	$55,569	$239,661,371	$370,581,729
Financial futures	—	—	10,900,000	—	341,400,000	—
Interest rate swaps	—	39,833,560	—	—	700,163,507	—
Credit default swaps	—	—	—	—	203,135,938	—
Options on financial futures	—	—	—	—	1,248,000,000	—
Other	—	—	—	—	43,303,650	37,200
Total	$342,102,528	$287,078,630	$10,900,000	$55,569	$2,775,664,466	$370,618,929

Intel 401(k) Savings Plan

Notes to Financial Statements (continued)

The gross notional amounts for currency forward contracts by currency were as follows:

	December 31, 2015			December 31, 2014
	Global Equity Fund	Opportunistic Bond Fund	International Stock Fund	Global Bond Fund	International Stock Fund

Australian dollar	$6,941,312	$23,751,734	$—	$25,321,919	$7,188,822
Brazilian real	—	2,259,436	—	3,434,668	—
British pound sterling	181,996,187	750,091	—	3,382,836	141,831,693
Canadian dollar	—	—	—	9,780,438	—
Chilean peso	—	6,065,184	—	—	—
Danish krone	—	—	—	—	4,373,352
Euro	107,945,072	120,765,543	—	104,238,004	127,598,880
Hong Kong dollar	—	—	4,529	—	10,934
Indian rupee	—	15,010,607	—	7,730,720	—
Indonesian rupiah	—	1,707,398	—	—	—
Japanese yen	11,482,203	76,935,077	45,467	28,992,940	34,264,889
Mexican peso	—	—	—	27,622,516	8,286,866
New Russian ruble	—	—	—	111,185	—
New Zealand dollar	—	—	—	9,014,183	—
Norwegian krone	—	—	—	4,690,204	—
Singapore dollar	—	—	5,573	—	—
South African rand	—	—	—	4,274,758	—
South Korean won	12,547,040	—	—	11,067,000	11,739,834
Swedish krona	—	—	—	—	14,788,767
Swiss franc	18,106,682	—	—	—	17,119,818
Thailand baht	3,084,032	—	—	—	3,377,874
Total	$342,102,528	$247,245,070	$55,569	$239,661,371	$370,581,729
Credit-Risk-Related Contingent Features
None of the derivative instruments contain credit-risk-related contingent features. Credit ratings are not applicable to the Plan and the master trust investment accounts.

Intel 401(k) Savings Plan

Notes to Financial Statements (continued)

Fair Value of Derivative Instruments
None of the derivative instruments were designated as hedging instruments.
The fair values of the derivative instruments included in the net assets available for benefits of the applicable master trust investment accounts were as follows:

	December 31, 2015
	Global Equity Fund		Opportunistic Bond Fund		Global Bond Fund		International Stock Fund
	Derivative Asset	Derivative Liability	Derivative Asset	Derivative Liability	Derivative Asset	Derivative Liability	Derivative Asset	Derivative Liability

Currency forward contracts	$6,181,295	$694,355	$5,435,293	$673,123	$—	$—	$—	$21
Financial futures	—	—	—	—	26,159	—	—	—
Interest rate swaps	—	—	286,952	478,604	—	—	—	—
Total	$6,181,295	$694,355	$5,722,245	$1,151,727	$26,159	$—	$—	$21

	December 31, 2014
	Global Bond Fund		International Stock Fund
	Derivative Asset	Derivative Liability	Derivative Asset	Derivative Liability

Currency forward contracts	$4,162,649	$2,784,611	$5,278,477	$300,261
Financial futures	274,939	662,148	—	—
Interest rate swaps	4,585,291	14,523,452	—	—
Credit default swaps	4,524,459	1,268,671	—	—
Options on financial futures	3,618,166	3,891,159	—	—
Other	1,410,795	251,739	—	630
Total	$18,576,299	$23,381,780	$5,278,477	$300,891

Intel 401(k) Savings Plan

Notes to Financial Statements (continued)

The effects of derivative instruments on the net realized and unrealized appreciation (depreciation) in the fair value of investments for the year ended December 31, 2015, were as follows:

	Global Equity Fund	Opportunistic Bond Fund	Global Bond Fund	International Stock Fund

Currency forward contracts	$520,696	$7,746,657	$3,106,678	$22,239,415
Financial futures	—	(37,291)	(896,727)	—
Interest rate swaps	—	(1,915,886)	(3,418,523)	—
Credit default swaps	—	(225,725)	(252,820)	—
Options on financial futures	—	(56,883)	222,746	—
Other	—	(1,371,829)	245,632	415
Total	$520,696	$4,139,043	$(993,014)	$22,239,830

All derivative gains and/or losses were recorded as net realized and unrealized appreciation (depreciation) in the fair value of investments and related interest income was excluded.

8. Securities Lending
Beginning in May 2015, the Master Trust has securities lending agreements with State Street relating to certain assets in the Global Bond Fund, the U.S. Small Cap Stock Fund, the Opportunistic Bond Fund, the Global Equity Fund, and the International Stock Fund, and a securities lending agreement with BlackRock Institutional Trust Company (BlackRock) relating to certain assets in the U.S. Small Cap Stock Fund. Prior to May 2015, the Plan participated in securities lending through its investments in the Global Bond Fund, the U.S. Small Cap Stock Fund, and the International Stock Fund. The master trust investment accounts are not restricted from lending securities to other qualified financial institutions, provided such loans are callable at any time and are at all times fully secured by cash, cash equivalents, or securities issued or guaranteed by the U.S. government or its agencies. The master trust investment accounts may bear the risk of delay in recovery of, or even of rights in, the securities loaned if the borrower of the securities fails financially. Consequently, loans of securities are only made to borrowers deemed to be creditworthy. The master trust investment accounts are also subject to investment risk in connection with investment of the collateral. The applicable master trust investment accounts receive compensation for lending their securities, either in the form of fees or by retaining a portion of the return on the investment of any cash received as collateral.
The investment managers may also enter into master-netting arrangements. See Note 9, "Master-Netting Arrangements" for discussion on the master-netting arrangements.
Collateral is received in the form of cash or securities. State Street and BlackRock are the investment managers for the securities lending collateral pools. The investment policy statement requires that securities lending cash collateral reinvested investments conform to the U.S. Securities and Exchange Commission guidelines for money market funds. Cash collateral is recorded as an asset with a corresponding liability in the net assets available for benefits of the applicable master trust

Intel 401(k) Savings Plan

Notes to Financial Statements (continued)

investment account. For lending agreements collateralized by securities, the collateral is not recorded as an asset or a liability, unless the collateral is repledged. All collateral received will be in an amount equal to at least 102% of the fair value of the U.S. loaned securities and 105% of the fair value of foreign loaned securities. It is intended that the collateral will be maintained at that level during the period of the loan. The fair value of the loaned securities is determined at the close of business, and any additional required collateral is delivered the next business day. The applicable master trust investment accounts do not have the right to sell or repledge securities pledged as collateral. During the loan period, the master trust investment accounts continue to retain the rights of ownership, including dividends and interest of the loaned securities.
Cash and non-cash collateral received under such agreements that the Plan is obligated to return to borrowers at the end of each period was as follows:

	December 31, 2015		December 31, 2014
	Cash Collateral	Securities Held as Collateral	Cash Collateral	Securities Held as Collateral

Global Bond Fund	$8,905,410	$9,541,750	$67,521,743	$9,749,395
Opportunistic Bond Fund	9,320,308	8,281,188	—	—
U.S. Small Cap Stock Fund	308,498,166	738,572	184,798,204	—
Global Equity Fund	121,215,293	25,139,977	—	—
International Stock Fund	8,300,475	887,808	56,350,321	16,279,622
Total	$456,239,652	$44,589,295	$308,670,268	$26,029,017

A gain was generated from securities lending arrangements totaling $879,135 for the year ended December 31, 2015. The gain was included in the net realized and unrealized depreciation in fair value of investments in the net investment income in the asset class master trust investment accounts, as disclosed in Note 3, "Investments."
9. Master-Netting Arrangements

Most derivative instruments and all securities lending arrangements in the Plan are subject to master-netting arrangements in order to mitigate counterparty credit exposure in derivative and secured borrowing transactions. These master-netting arrangements permit the Plan to net amounts due from the Plan to a counterparty against amounts due to the Plan from the same counterparty under conditions outlined in the terms and conditions of the agreements. For presentation in the net assets available for benefits of the master trust investment accounts, fair value amounts recognized for all derivative and secured lending transactions are not offset under master-netting arrangements.

Intel 401(k) Savings Plan

Notes to Financial Statements (continued)

Information related to the potential effect of the Plan’s master-netting arrangements, included in the net assets available for benefits of the applicable master trust investment accounts, was as follows:

				Gross Amounts Not Offset
	Gross Amounts Recognized	Gross Amounts Offset	Net Amounts Presented	Financial Instruments	Financial Collateral	Net Amount
Balance as of December 31, 2015
Derivative assets	$11,682,784	$—	$11,682,784	$(1,008,685)	$—	$10,674,099
Derivative liabilities	(1,842,539)	—	(1,842,539)	772,331	—	(1,070,208)
Securities lending (a)(b)	488,820,293	—	488,820,293	—	(488,820,293)	—

Balance as of December 31, 2014
Derivative assets	$23,854,776	$—	$23,854,776	$(7,964,614)	$(13,204,345)	$2,685,817
Derivative liabilities	(23,682,671)	—	(23,682,671)	7,964,614	600,000	(15,118,057)
Securities lending (a)(b)	327,462,535	—	327,462,535	—	(327,462,535)	—

(a) The gross amounts recognized represents fair value of loaned securities at period end.
(b) The actual collateral received represented in financial collateral is greater than the amount shown here due to overcollateralization.

10. Concentration of Credit Risk
The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across multiple participant-directed fund elections. With the exception of the Intel Stock Fund, the investments within each participant-directed fund election are further diversified into varied financial instruments. The Intel Stock Fund invests in a single security, the trading value of which is used to determine the entire fair value of the investment. The Plan’s exposure to credit risk on the wrap contracts is limited to the fair value of the contracts with each counterparty. Collateral has been obtained and secured against investments whenever deemed necessary. The Plan has exposure to currency exchange rate risk on non-U.S.-dollar-denominated investments in debt and equity instruments, which may be managed through offsetting derivative instruments to reduce foreign currency exposure. Policies have been established by the IPC to limit the Plan’s risk exposure through prudent diversification and investment of the Plan’s assets.
11. Income Tax Status
The Plan received a determination letter from the IRS dated October 16, 2015, stating that the Plan is qualified under Section 401(a) of the Code, and therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan sponsor has indicated that it will take the necessary steps, if any, to bring the Plan's operations into compliance with the Code and to maintain the tax qualified status of the Plan.
U.S. GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than

Intel 401(k) Savings Plan

Notes to Financial Statements (continued)

not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015 and 2014, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2012.
12. Plan Termination
The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of a plan termination, participants will become 100% vested in their accounts.
13. Reconciliation of Financial Statements to the Form 5500
The following is a reconciliation of the net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2015	2014

Net assets available for benefits per the financial statements	$8,546,082,503	$7,880,683,576
Difference between fair value and contract value related to fully benefit-responsive investment contracts held by the Stable Value Fund master trust investment account	—	6,990,890
Amounts allocated to withdrawing participants	(1,042,943)	(358,947)
Net assets available for benefits per the Form 5500	$8,545,039,560	$7,887,315,519
The following is a reconciliation of net investment loss from participation in the master trust investment accounts per the financial statements for the year ended December 31, 2015, to the Form 5500:

Net investment loss from participation in master trust investment accounts per the financial statements	$(84,385,883)
Change in the difference between fair value and contract value related to fully benefit-responsive investment contracts held by the Stable Value Fund master trust investment account	(6,990,890)
Net investment loss from participation in master trust investment accounts per the Form 5500	$(91,376,773)

Intel 401(k) Savings Plan

Notes to Financial Statements (continued)

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2015, to the Form 5500:

Benefits paid to participants per the financial statements	$479,648,146
Less: Amount allocated to withdrawing participants at December 31, 2014	(358,947)
Add: Amount allocated to withdrawing participants at December 31, 2015	1,042,943
Benefits paid to participants per the Form 5500	$480,332,142

Amounts allocated to participants are recorded on the Form 5500 for benefit payments that have been processed and approved for payment prior to December 31, but not yet paid as of that date.
14. Subsequent Events
On December 28, 2015, the Company completed the acquisition of Altera Corporation (Altera) in a stock transaction. It is expected that Altera employees will begin participating in the Plan in November 2016.

On March 16, 2016, the Board of Directors of the Company approved resolutions that the Plan was amended to replace the Finance Committee with the Chief Financial Officer of the Company with respect to the Finance Committee’s responsibility regarding the appointment, retention and removal of the members of the RPAC and the IPC.

Supplemental Schedule

Intel 401(k) Savings Plan
EIN: 94-1672743 Plan Number: 003
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
December 31, 2015

(a)	(b)	(c)		(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value		Current Value

	Mutual funds:
	American Funds EuroPacific Growth Fund	3,697,394	shares	$167,565,874
	Dodge & Cox Stock Fund	1,368,938	shares	222,821,974
	Vanguard Institutional Index Fund	3,614,104	shares	674,500,162
	Total mutual funds			1,064,888,010

	Common collective trust funds:
*	State Street Bank & Trust Company Short Term Investment Fund	1,612,097	units	1,612,097
*	State Street Bank & Trust Company Government Short Term Investment Fund	42,254,628	units	42,254,628
	BlackRock U.S. Debt Index Fund F	7,937,233	units	231,748,959
	BlackRock 2500 Index Fund F	9,500,014	units	197,193,786
	BlackRock ACWI EX US IMI Index Fund	3,805,032	units	39,380,176
	BlackRock Emerging Markets Index Non-Lendable Fund F	3,949,117	units	31,961,783
*	Fidelity Growth Company Fund	39,434,685	units	511,862,212
*	Fidelity Low-Priced Stock Fund	28,955,994	units	312,724,736
	Lazard Emerging Markets Equity Fund	5,182,610	units	68,514,101
	Total common collective trust funds			1,437,252,478

	Self-directed brokerage accounts	Various		759,951,363

	Common stock:
*	Intel Corporation	13,133,389	shares	452,447,330

	Total investments			$3,714,539,181

*	Participant loans	Interest at 4.25% - 10.25%, maturing through 2030		91,426,123

Column (d) for cost has been omitted as all investments are participant-directed.
* Indicates party-in-interest to the Plan.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
INTEL 401(k) SAVINGS PLAN

Date: June 24, 2016	By: /s/ Stacy J. Smith

Stacy J. Smith
Executive Vice President, Chief Financial Officer